UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10 Akti Kondili
Piraeus 185 45
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), announcing the delivery of the vessel Tilos, a 5,500 dwt double-hull bunkering tanker newbuild from Qingdao Hyundai Shipyard in China.

Attached as Exhibit 2 is a copy of the press release of the Company, dated April 18, 2011, announcing the Company's plans to expand its operations in Panama.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-166890), filed with the Securities and Exchange Commission on May 17, 2010, with the exception of the comments of E. Nikolas Tavlarios contained in the second paragraph of the press release attached hereto as Exhibit 1 and the comments of E. Nikolas Tavlarios contained in the fourth paragraph of the press release attached hereto as Exhibit 2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: April 22, 2011	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

CONTACTS:
Aegean Marine Petroleum Network Inc.	Investor Relations:
(212) 763-5665	Leon Berman, Principal
investor@ampni.com	The IGB Group
(212) 477-8438

Aegean Marine Petroleum Network Inc. Takes Delivery of Bunkering Tanker Newbuilding
Further Expands Double-Hull Bunkering Delivery Fleet

PIRAEUS, Greece, April 12, 2011 /PRNewswire via COMTEX/ --

Aegean Marine Petroleum Network Inc. (NYSE:ANW) today announced that it has taken delivery of the Tilos, a 5,500 dwt double-hull bunkering tanker newbuild from Qingdao Hyundai Shipyard in China. The vessel is being deployed to Singapore to support the Company's existing bunkering operations in this market.

E. Nikolas Tavlarios, President, commented,"We are pleased to take delivery of the Tilos. In deploying this new double-hull vessel to Singapore, we have ensured our ability to meet the needs of our customers in the largest bunkering market in the world after having chartered some of our vessels to top counterparties. As we continue to expand our high-quality logistics infrastructure and meet the demand for modern tonnage, we remain focused on entering new markets with strong growth potential as we did last month in Cape Verde. Consistent with our goal to drive future performance, we expect to establish operations in two additional start-up markets and complete our fully financed newbuild program in 2011."

About Aegean Marine Petroleum Network Inc.

Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in more than 17 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas and Cape Verde.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, successful integration of business acquisitions, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Exhibit 2

CONTACTS:
Aegean Marine Petroleum Network Inc.	Investor Relations:
(212) 763-5665	Leon Berman, Principal
investor@ampni.com	The IGB Group
(212) 477-8438

Aegean Marine Petroleum Network Inc. Announces Expansion Plans in Panama

Awarded Long-Term Concession to Operate Storage Facilities in Ports Located at Each End of the Panama Canal;
Company Plans to Commence Physical Supply Operations in Panama by the End of Q2 2011

PIRAEUS, Greece, April 18, 2011 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) today announced it has been awarded a 20-year concession by the Panamanian Maritime Authority (PMA) to operate onshore storage facilities in the ports of Cristobal and Balboa in Panama on an exclusive basis. The award is subject to the fulfillment of certain conditions by the Company and completion of definitive documentation with the appropriate Panamanian authorities. In addition, the Company has been pursuing the necessary approvals and, subject to receipt of such approvals, expects to commence physical supply operations in both Cristobal and Balboa by the end of the second quarter of 2011.

The port of Cristobal and the port of Balboa are strategically positioned at each end of the Panama Canal, a critical conduit for international maritime trade that connects the Atlantic Ocean and Pacific Ocean. Both ports total approximately 14,000 transits per year and generate approximately 3 million metric tons of annual marine fuel sales volumes on a combined basis. The concession with Aegean is part of the PMA's efforts to expand and modernize the ports' infrastructure and services consistent with the current expansion of the Panama Canal. By 2014, the Panama Canal is expected to significantly increase its capacity, enabling larger ships to transit and providing greater efficiencies in global commerce.

The two onshore storage facilities in Panama currently total approximately 3 million barrels in capacity, with room for expansion, to ensure ample supply of marine fuel. Aegean intends to provide retail bunkering services to all major shipping sectors, particularly containerships, as well as leading cruise lines, in port and at sea after receiving the necessary licenses by the local authorities.

E. Nikolas Tavlarios, President, commented, "We are excited to have been awarded a long-term concession in Panama, a landmark event for our Company that is testament to Aegean's global brand recognition and balance sheet strength. By establishing a presence on both ends of the world's most famous canal, Aegean has significantly expanded its network for the global supply of marine fuel and strengthened its future growth prospects. We expect to realize numerous benefits from Panama's increasing role in global maritime trade in light of the projected expansion of the Panama Canal. The growing Panama market combined with the sizeable onshore storage capacity in the ports of Cristobal and Balboa position Aegean well to continue to meet the strong demand for its integrated services and profitably increase sales volumes. Consistent with our goal to further strengthen Aegean's geographical sales mix and drive future results, we remain on track to enter at least one more start-up market with attractive growth potential in 2011."

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in more than 17 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas and Cape Verde.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, successful integration of business acquisitions, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.